August 17, 2006

Mail Stop 4561

Mr. Timothy R. Redpath
Chief Executive Officer
CS Financing Corporation
45 San Clemente Drive, Suite B210
Corte Madera, CA 94925

Re: CS Financing Corporation
Registration Statement on Form S-1
Filed July 20, 2006
File No. 333-129919

Dear Mr. Redpath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment number one regarding Hennessy's status as a co-registrant; however, you have represented that the entire sum of the proceeds will be loaned to Hennessy. In addition, you have disclosed your intent to rely on the management team and experience of Hennessey in making your investment decisions. Lastly, the advisory board which will provide counsel to your Board, is wholly made up of Hennessey executives. Therefore, it still appears that CS Financing is acting as a conduit for Hennessy with regard to the sale of the notes and Hennessy still appears to be a co-registrant. Please refer to Rule 140 and revise or provide a detailed legal analysis as to why Hennessy should not be a co registrant.

2.   In the future, please key your responses to the staff's comments to specific page numbers rather than the overly general: "Response: See Amendment No. 1 to Form S-1."

3.   We note your response to comment 4 from our letter dated December 19, 2005. Please tell us why you believe SAB Topic 1:I is currently not applicable to you. Please provide us with your complete analysis of this guidance as it applies to your business model.

4.   We note your response to comment number five that you do not currently have marketing materials or investment documentation for the notes; however, on page 31 you continue to refer to "properly completed investment documentation." In addition, on page 34, you state that you intend to market the offering by advertisements in print and electronic media. Please provide the staff with copies of this documentation and any other marketing materials.

5.   We note your response to comment number 6 regarding the various ownership interests in affiliates of CSF; however, this information conflicts with disclosure in your filing regarding the beneficial ownership interests in CSF. Please reconcile this disclosure.

6.   We note that you have not filed the stock option agreements you reference in Note 5 to your financial statements. Please revisit item 601 of Regulation S-K and file all necessary exhibits with your next filing.

Cover page of Registration Statement; Calculation of Registration Fee

7.   Please include the number of securities to be registered under the "Proposed Maximum Amount to be Registered" column, rather than providing the offering price twice.

Risk Factors: General, page 5

8.   We note your disclosure on page 16 regarding deferring principal payment on your loans until the senior lender has been paid off; please consider adding a risk factor which addresses this anticipation.

Use of Proceeds, page 13

9.   Please make it clear that you intend to use the entire amount of the proceeds to make loans to Hennessey.

Business

Lending Activity, page 15

10.   Please address the following related to your investment property disclosure that "one key byproduct of this financing alternative is that with a subordinate position securing the financing from a range of 65% to 95% loan-to-value, the obligor will be able to secure favorable financing terms with the senior lender on the majority of the total project financing, often resulting in favorable returns even in the short term":

   a) Please revise to specify the "financing alternative" to which you are referring.

   b) Please revise to clarify the loan-to-value percentage that you will finance as compared to the senior lender.

   c) Please revise to expand your disclosure to describe how this structure results in "favorable returns even in the short term".

Hennessey Loan Terms and Provisions, page 17

11.   You state in this section that you intend to require Hennessey to purchase a mortgage title insurance policy for your benefit, but on page 9, you state as a risk factor that in certain circumstances, you may not require Hennessey to provide you with title insurance. Please reconcile this disclosure.

12.   You disclose that your loan to Hennessey will "generally" be secured by assignment of mortgages on the real estate being developed, improved or purchased or with the ownership of a special purpose entity holding such assets. Please revise to disclose the situations where your loan will not be secured by the aforementioned items, and disclose the causes for such situations. As specifically as possible, please revise to disclose the likelihood of these situations occurring.

13.   You disclose that Hennessey's borrowers' own equity funds will "usually" be subordinated to your loan. Please revise to disclose the situations where Hennessey's borrowers' own equity funds will be senior to your loan, and disclose the causes for such situations. As specifically as possible, please revise to disclose the likelihood of such situations occurring.

14.   You disclose that in "most instances" additional collateral will be required, including, but not limited to, corporate and personal guarantees and any additional security you deem necessary. Please revise to disclose the situations where additional collateral will not be required, and disclose why it would not be required in these situations. As specifically as possible, please revise to disclose the likelihood of such situations occurring.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

15.   We note your intention to potentially lend to seven other potential borrowers but you have already disclosed that you intend to lend all of the proceeds of this offering to Hennessey and defer payment on principal until senior lenders have been paid. Please reconcile this disclosure as it appears that you will not have funds to lend to the seven borrowers in question.

16.   We note that in your overview, you have disclosed that Hennessey will obtain guarantees from their affiliates to support loans they make; please discuss how this is relevant to an overview of your business when it is not your practice to receive such guarantees from Hennessey.

Investment Strategy: Track Record of Hennessey, page 20

17.   Please update this section to provide a more accurate measure of average annual total return. For example, you give this measure from March 17, 2000 until December 31, 2004; please provide this measure through the most recent stub period.

Liquidity, page 25

18.   Please revise this section as well as your Liquidity section on page F-7 to clearly state whether you believe you have enough cash on hand to fund your operations for the next twelve months. If not, clearly disclose how you expect to make up the short-fall. Refer to Item 303(a)(1)(i) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 30

19.   Please explain to us why you do not regard the ownership interests of Mr. Redpath and Mr. Bozora in Capital Solutions Management as constituting a beneficial interest in CS Financing.

Index to Financial Statements, page F-1

20.   We note that you have described CS Financing as a wholly owned subsidiary of Capital Solutions Management, LP; however, your disclosure on page 30 regarding the security ownership conflicts with this statement. Please reconcile this disclosure.

Report of Independent Registered Public Accounting Firm, page F-2

21.   In light of your disclosures in the liquidity section on page F-7, please tell us how your independent auditors concluded that there was not substantial doubt about the your ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the audited financial statements considering that you have no cash and are totally dependent on advances from your parent entity which are due on demand. Otherwise, please have your independent accountant provide a revised report with a separate paragraph to address this issue.

Statements of Cash Flows, page F-6

22.   Please revise your statement of cash flows to address the following:

   a) present cash flows related to advances from your parent on a gross basis in the financing section; and

   b) present cash outflows related to use of the cash advances from your parent in the appropriate section.

Loan Origination Costs, page F-8

23.   You disclose on page F-8 that you are deferring the loan origination costs that were incurred in anticipation of loans you intend to offer. Please tell us the type of loan origination costs you have incurred and the accounting guidance on which you rely to defer them. We note that paragraph 6 of SFAS 91 allows you to defer direct loan origination costs only for a completed loan.

Stock Based Compensation, page F-9

24.   You disclose on page 30 that stock options for 2,000 shares vest upon filing your registration statement which occurred on November 23, 2005. However, you also disclose on page F-9 that no options were exercisable at March 31, 2006. Please revise to correct for this apparent discrepancy or tell us how these disclosures reconcile.

Legality Opinion, Exhibit 5

25.   In the penultimate paragraph of this opinion, you attest to the legality of the "units;" please be more precise about the investment upon which you are opining.

26.   In this same paragraph, we note that you have provided an opinion as to legality but not enforceability; please revise your opinion to clarify that, in your opinion, the notes will be binding obligations of the company.

27.   We note that you have given your opinion under Delaware law; however, the Indenture specifically is governed by Minnesota law. Please provide an opinion regarding the law of the appropriate jurisdiction.

Financial Statements of Hennessey Financial LLC, Exhibit 10.2

28.   Please revise to provide updated financial statements for Hennessey Financial LLC.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn, legal branch chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Todd A. Duckson, Esq.
       Hinshaw & Culbertson LLP
       3100 Campbell Mithun Tower
       222 South Ninth Street
       Minneapolis, MN 55402